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                                                                      Exhibit 48



                                     NOTICE


AGREEMENT BETWEEN PIRELLI&C. S.P.A., UNICREDITO ITALIANO S.P.A. AND BANCA INTESA S.P.A.


Notice issued in compliance and for purposes of article 122 D. Lgs February 24 1998 n. 58 of regulation adopted by Consob resolution n.11971 of May 14 1999 (as amended)



Provided that:

     - no party has communicated its intention to withdraw from the Agreement Between Pirelli&C. S.p.A., UniCredito Italiano S.p.A. and Banca Intesa S.p.A., undersigned on September 14, 2001 and later modified (on September 26, 2001, October 24, 2001 and December 16, 2003),

     it is announced, in accordance with the laws above indicated, that such Agreement is tacitly renewed until October 4, 2006.

     The Agreement is registered with Registro Imprese - Offices of Milan, Rome and Turin.


     Milano, 24 April 2004


        Pirelli &C. S.p.A. UniCredito Italiano S.p.A. Banca Intesa S.p.A.